SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.    )*

Encore Acquisition Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

2955W100
(CUSIP Number)

March 14, 2001
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   /  Rule 13d-1(b)
/   /  Rule 13d-1(c)
/X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,677,948 shares, which constitutes approximately 5.6% of the total number of shares outstanding. Unless otherwise stated, all ownership percentages set forth herein assume that there are 30,029,961 shares outstanding.


CUSIP No. 2955W100

1.    Name of Reporting Person:

        Red Oak Associates, L.P.

2.    Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) /X/

3.    SEC Use Only

4.    Citizenship or Place of Organization: Delaware

                     5.    Sole Voting Power: 343,669 (1)
Number of
Shares
Beneficially    6.    Shared Voting Power: -0-
Owned By
Each
Reporting        7.    Sole Dispositive Power: 343,669 (1)
Person
With
                     8.    Shared Dispositive Power: -0-

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

        343,669

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.    Percent of Class Represented by Amount in Row (9):  1.1%

12.    Type of Reporting Person: PN
--------------

(1) Power is exercised by its sole general partner, I. Jon Brumley.


CUSIP No. 2955W100

1.    Name of Reporting Person:

        Red Oak Associates No. 2, L.P.

2.    Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) /X/

3.    SEC Use Only

4.    Citizenship or Place of Organization: Delaware

                     5.    Sole Voting Power: 1,334,279 (1)
Number of
Shares
Beneficially    6.    Shared Voting Power: -0-
Owned By
Each
Reporting        7.    Sole Dispositive Power: 1,334,279 (1)
Person
With
                     8.    Shared Dispositive Power: -0-

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,334,279

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.    Percent of Class Represented by Amount in Row (9):  4.4%

12.    Type of Reporting Person: PN
------------

(1) Power is exercised by its sole general partner, I. Jon Brumley.


Item 1(a).    Name of Issuer.

The name of the issuer is Encore Acquisition Company (the "Issuer").

Item 1(b).    Address of Issuer's Principal Executive Offices.

The principal executive offices of the Issuer are located at 777 Main Street, Suite 1400, Fort Worth, Texas 76102.

Item 2(a).    Names of Persons Filing.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of Red Oak Associates, L.P., a Delaware limited partnership ("Red Oak") and Red Oak Associates No. 2, L.P., a Delaware limited partnership ("Red Oak 2") (the "Reporting Persons").   Additionally, information is included herein with respect to the following person (the "Controlling Person"): I. Jon Brumley ("Brumley"). The Reporting Persons and the Controlling Person are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).    Address of Principal Business Office, or if None, Residence.

The address of the principal business office of Red Oak, Red Oak 2 and Brumley is 777 Main Street, Suite 1400, Fort Worth, Texas 76102.

Item 2(c).      Citizenship.

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).    Title of Class of Securities.

This Schedule 13G Statement relates to the Common Stock of the Issuer (the "Stock").

Item 2(e).    CUSIP Number.

The CUSIP number of the Stock is 2955W100.

Item 3.    Filing Pursuant to Rules 13d-1(b) or 13d-2(b) or (c).

This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c).

Item 4.    Ownership.

(a) - (b)

Reporting Persons

Red Oak

The aggregate number of shares of the Stock that Red Oak owns beneficially, pursuant to Rule 13d-1 of the Act is 343,669, which constitutes approximately 1.1% of the 30,029,961 shares of Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i) of the Act.

Red Oak 2

The aggregate number of shares of the Stock that Red Oak 2 owns beneficially, pursuant to Rule 13d-1 of the Act is 1,334,279, which constitutes approximately 4.4% of the 30,029,961 shares of Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i) of the Act.

Controlling Person

Brumley

Because of his position as sole general partner of each of Red Oak and Red Oak 2, Brumley may be deemed to own beneficially, pursuant to Rule 13d-1 of the Act 1,677,948 shares of the Stock owned by Red Oak and Red Oak 2, which constitute, in the aggregate, approximately 5.6% of the 30,029,961 shares of Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i) of the Act.

To the best of the knowledge of each of the Item 2 Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

Red Oak

Red Oak has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Red Oak 2

Red Oak 2 has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Controlling Person

Brumley

In his capacity as sole general partner of each of Red Oak and Red Oak 2, Brumley has the power to vote and to direct the vote and to dispose or to direct the disposition of 1,677,948 shares of the Stock.

Item 5.    Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

This Schedule 13G Statement is being filed on behalf of each of the Item 2 Persons pursuant to Rules 13d-1(d) and 13d-1(k)(1)(iii).  The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.    Notice of Dissolution of Group.

Not Applicable.

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:    February 11, 2002

RED OAK ASSOCIATES, L.P.,
a Delaware limited partnership

By: /s/ I. Jon Brumley
      I. Jon Brumley, the sole general partner

RED OAK ASSOCIATES No. 2, L.P.,
a Delaware limited partnership

By: /s/ I. Jon Brumley
      I. Jon Brumley, the sole general partner